# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 06/04/2026
Amends the filing with accession number 0001193125-19-306193
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Lukas Richards, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the "Form 10-Q").
- Pershing Square HHH Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (15.1% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q.
- Pershing Square Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q.
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q.
- Pershing Square Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 33 ("Amendment No. 33") to Schedule 13D is being filed on behalf of the Reporting Persons with respect to the closing of the transactions contemplated in the Equity Commitment Letter, dated as of December 17, 2025, by and between Pershing Square Holdings, Ltd. ("PSH") and the Issuer (the "Equity Commitment Letter"), which was previously filed as Exhibit 99.39 to the Schedule 13D.

This Amendment No. 33 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 33, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 33 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 33, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:
(i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM");

(ii) Pershing Square HHH Holdings, LLC, a Nevada limited liability company ("PS HHH Holdings");

(iii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc.");

(iv) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group");

(v) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo"); and

(vi) William A. Ackman, a citizen of the United States of America (together with PSCM, PS HHH Holdings, PS Inc., PS Partner Group and ManagementCo, the "Reporting Persons")."
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.40 or 99.41 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.40 or 99.41 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 4, 2026 (the "Closing Date"), Howard Hughes Insurance Holdings, LLC, a Delaware limited liability company ("Buyer") and wholly-owned subsidiary of the Issuer completed its previously announced acquisition (the "Vantage Transaction") of Vantage Group Holdings, Ltd., a Bermuda exempted company with liability limited by shares (such entity, "Vantage", and the completion of such transaction, the "Closing"), pursuant to that certain Purchase and Sale Agreement (the "Purchase Agreement"), dated as of December 17, 2025, by and among Buyer, Vantage, Carlyle Partners VII Cayman Holdings V, L.P., a Cayman Islands exempted limited partnership (the "Carlyle Investor"), H&F Vantage Aggregator, L.P., a Cayman Islands exempted limited partnership (the "H&F Investor"), each of the other shareholders of Vantage (the "Additional Shareholders", together with the Carlyle Investor and the H&F Investor, each a "Seller" and collectively, the "Sellers"), the Carlyle Investor and the H&F Investor, in their capacities as the Sellers' representatives, and, solely for purposes of guaranteeing the obligations of Buyer pursuant to the Purchase Agreement, the Issuer.

At the Closing, Buyer acquired all of Vantage's outstanding shares of capital stock for an aggregate cash consideration of approximately $2.1 billion, subject to customary adjustments. The Vantage Transaction was completed following the satisfaction of the closing conditions set forth in the Purchase Agreement.

The Financing
The Vantage Transaction was financed through cash on hand and $1 billion of non-voting preferred equity financing from PSH. A committee of the Board of Directors of the Issuer (the "Board"), comprised solely of independent and disinterested directors and established by the Board for the purpose of evaluating, negotiating and approving (or rejecting) the financing, in accordance with the terms of the existing Standstill Agreement between the Issuer and Pershing Square Inc. (formerly known as Pershing Square Holdco, L.P.), unanimously approved, and recommended that the Board approve, the financing. Based on the committee's recommendation, the Board approved such financing and the issuance of the Preferred Stock.

Subscription Agreement
In connection with the Closing, on the Closing Date, the Issuer entered into a Subscription Agreement (the "SA") with PSH on terms substantially similar to the terms set forth in the equity commitment letter, dated as of December 17, 2025, by and between the Issuer and PSH (the "Equity Commitment Letter"). Pursuant to the SA, the Issuer issued and sold Series A Non-Voting Exchangeable Perpetual Preferred Stock, par value $0.01 per share (the "Preferred Stock") to PSH for an aggregate purchase price of $1.0 billion.

Pursuant to the SA, PSH has a right of first refusal with respect to any proposed secondary sale of any equity securities of Buyer (including any instruments convertible into such equity) to any third party. The right of first refusal permits PSH to purchase any of those equity securities from the Issuer or Buyer on the terms and conditions offered to the other third party. In the event the exercise of the right of first refusal would cause PSH to exceed the Ownership Cap (as defined below), the underlying proposed sale shall require the consent of a majority-in-interest of the holders of Preferred Stock (in addition to the approval of a majority of the Issuer's Disinterested Directors).

The foregoing description of the SA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the SA, a copy of which is attached hereto as Exhibit 99.44 and incorporated herein by reference.

Certificate of Designations of the Preferred Stock
Each share of Preferred Stock issued to PSH pursuant to the SA has the powers, designations, preferences and other rights as set forth in the Certificate of Designations of the Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on the Closing Date (the "Certificate of Designations").

Ranking
The Preferred Stock will rank pari passu with the Issuer's common stock, including with respect to payment rights and liquidation.

Voting Rights
Except as required by law and subject to certain protective provisions in the Certificate of Designations, the holders of the Preferred Stock will not have any voting rights.

Dividends
A majority of Disinterested Directors (as defined in the Certificate of Designations) of the Board may declare dividends on the Preferred Stock, and if declared, such dividends will be paid out of the assets of the Issuer legally available for the payment of dividends. Such declared dividends may not exceed the pro rata cash dividends or distributions actually received by the Issuer from Vantage (through Buyer).

Exchange Right
Within 60 days following (i) the end of the seventh fiscal year following the date of issuance of the Preferred Stock (the "Original Issue Date"), beginning with the fiscal year ending December 31, 2026 (subject to the Call Option (defined below)) and (ii) the end of each subsequent fiscal year, a holder of Preferred Stock may exchange shares of Preferred Stock, without the payment of additional consideration, into a number of common equity interests of Buyer ("Buyer Units"). Upon exchange of all Preferred Stock, the holders of Preferred Stock would own, in the aggregate, a fraction of all Buyer Units equal to (a) (1) the aggregate purchase price paid for primary acquisitions of the Preferred Stock plus (2) all dividends received by the Issuer (through Buyer) from Vantage that the Preferred Stock would have received had it been exchanged for Buyer Units (reduced by (but not below zero) the amount of all dividends passed on to holders of the Preferred Stock through a dividend on the Preferred Stock), in each case prior to the date of the applicable exchange plus (3) any dividends owed under the Defaulted Repurchase Dividend Rate (defined below) (reduced by (but not below zero) all such dividends paid to holders of Preferred Stock) divided by (b) (1) the aggregate purchase price of Buyer pursuant to the Purchase Agreement plus (2) any additional capital contributed to Buyer by the Issuer. In no event will the holders of Preferred Stock be permitted to acquire more than 49% of the total shares of Buyer Units outstanding at any time (the "Ownership Cap") without the approval of a majority of the Disinterested Directors. To the extent the holders of Preferred Stock have the right to exchange their Preferred Stock and have delivered a notice requesting such exchange, but are prohibited from completing all or any portion of the exchange due to the Ownership Cap, the Issuer has agreed to repurchase the excess portion of shares of Preferred Stock requested to be exchanged on the same terms as provided for a mandatory repurchase.

Call Option
During the period between 60 and 90 days following the end of each of the first seven fiscal years following the Original Issue Date beginning with the fiscal year ending December 31, 2026 or as may be mutually agreed by the Issuer and holders representing the majority of the Preferred Stock then-outstanding, the Issuer shall have the right, but not the obligation, to repurchase the Preferred Stock in one or more full tranches (the "Call Option"). The repurchase price for each share of Preferred Stock shall be equal to the greater of (i) (a) the original issue price of the Preferred Stock plus (b) interest, compounded daily, at a rate of 4% per annum and (ii) (a) 1.5 times the book value of Buyer (excluding non-controlling interests and good will and purchase-related intangibles attributable to the completion of the Transaction) multiplied by (b) the corresponding ownership percentage of Buyer represented by such share of Preferred Stock (on an as-exchanged basis).

Mandatory Repurchase
The Issuer shall offer to repurchase all of the outstanding shares of Preferred Stock upon the occurrence of any of the following:
_ a change of control or re-organization of the Issuer or Buyer (or any subsidiary of the Issuer or Buyer that holds a majority of the assets or business of the Issuer or Buyer), excluding any transactions resulting in the Issuer or Buyer (or such subsidiary) being majority owned or controlled by PSH or its affiliates;
_ a sale of all or substantially all of the assets or business of the Issuer and its subsidiaries or Buyer, excluding any sales or disposals to PSH or its affiliates; or
_ material breach of the Certificate of Designations, the SA or the RRA (defined below), subject to a customary cure period.

The repurchase price for each share of Preferred Stock shall be cash consideration in an amount equal to the greater of (1) the amount that such holder of Preferred Stock would have been entitled to receive under the Call Option and (2) if the event triggering the mandatory repurchase offer is a direct or indirect transfer of equity in Buyer, the amount that such holder would have received in such transaction if it had exchanged its Preferred Stock into Buyer Units.

If not all shares of Preferred Stock are repurchased in full when required (the "Repurchase Date"), then beginning on the Repurchase Date and continuing until such shares are fully repurchased and the aggregate repurchase price is paid in full, the unpurchased shares of Preferred Stock (1) shall remain outstanding and continue to have the same rights, preferences and privileges specified in the Certificate of Designations and (2) shall bear a dividend of 10% of the original issue price of the Preferred Stock per annum (the "Defaulted Repurchase Dividend Rate"), to the extent permitted under applicable law. During such time, the Issuer (i) is not permitted to declare or pay any distributions, dividends, redemptions or otherwise make funds available in respect of securities that rank pari passu or junior to the Preferred Stock, and (ii) is required to use commercially reasonable efforts to generate sufficient funds to repurchase the remaining shares of Preferred Stock in full, to the extent permitted under applicable law.

Protective Provisions
In the event of a proposed issuance of additional equity interests of Buyer, subject to certain customary exceptions, the holders of Preferred Stock shall have the right (but not the obligation) to purchase additional shares of Preferred Stock to participate on a pro rata basis. Any decisions to be made by the Issuer with respect to or affecting the Preferred Stock will be made by a majority of its Disinterested Directors. However, a majority of Preferred Stock holders must consent to any issuance of additional Preferred Stock, issuance of additional shares of the Issuer or of Buyer having rights, preferences or privileges senior to the Preferred Stock or to the Buyer Units, respectively, and issuance of any equity securities of Buyer (including any instruments convertible into equity), any alterations of the powers, preferences or special rights of the Preferred Stock material or adverse to the rights or preferences of the Preferred Stock, or any amendments to the Issuer's certificate of incorporation or any other constitutive document of the Issuer reasonably expected to materially or adversely affect any holder of Preferred Stock.

The foregoing description of the terms of the Preferred Stock and the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Certificate of Designations, a copy of which is attached hereto as Exhibit 99.45 and incorporated herein by reference.

Registration Rights Agreement
Pursuant to the SA, the Issuer, PSH and Buyer have entered into a Registration Rights Agreement ("RRA").

Pursuant to the RRA, Buyer has agreed to provide PSH and certain other affiliates of PSH with demand rights and customary piggyback registration rights. The demand rights under the RRA require Buyer, upon request and subject to limited exceptions, to conduct an initial public offering or a direct listing of the Buyer Units concurrently with the exchange by PSH or its affiliates of the Preferred Stock for Buyer Units under the terms of the Certificate of Designations. The RRA also requires the Issuer to file certain shelf registration statements, upon request, to register for resale all or a part of the Buyer Units owned by PSH and such affiliates. In addition, the Registration Rights Agreement contains customary indemnification provisions.

The foregoing description of the terms of the RRA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the RRA, a copy of which is attached hereto as Exhibit 99.46 and incorporated herein by reference.

Investment Management Agreements
Upon consummation of the Vantage Transaction, on the Closing Date, Pershing Square Capital Management, L.P. ("PSCM") entered into investment management agreements with each of Vantage Risk Specialty Insurance Company, Vantage Risk Assurance Company, Vantage Risk Ltd. and Vantage, pursuant to which PSCM will act as investment manager of each company's general account and other investment portfolios. As long as the Services Agreement, dated May 5, 2025, between the Company and PSCM remains in effect, none of the such companies will pay any additional investment management or advisory fees under the PSCM investment management agreements.

Voting Proxy Agreement
In connection with the Closing, on the Closing Date, PS Inc., PSCM, PSH and certain of PSH's wholly owned subsidiaries entered into a Voting Proxy Agreement (the "Voting Proxy Agreement"), pursuant to which each of PSH and its applicable wholly owned subsidiaries appointed PS Inc. as its proxy and attorney-in-fact to vote all of the Preferred Stock (and applicable successor securities) that it holds.

The Voting Proxy Agreement does not restrict any of PSH or its applicable wholly owned subsidiaries from disposing any Preferred Stock that it owns. A disposition of Preferred Stock by any of them would automatically terminate the voting proxy granted pursuant to the Voting Proxy Agreement with respect to such Preferred Stock disposed. Additionally, the voting proxy granted pursuant to the Voting Proxy Agreement may be terminated (i) upon written notice by PS Inc. to PSH or (ii) upon written notice by PSH to PS Inc. given no less than twelve months after termination of its investment management agreement with PSCM.

The foregoing description of the Voting Proxy Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Proxy Agreement, a copy of which is attached hereto as Exhibit 99.47 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in the cover pages of this Amendment 33 is hereby incorporated by reference into this Item 5. As of June 4, 2026, (i) PS HHH Holdings beneficially owned 9,000,000 shares of Common Stock (the "Directly Held Shares"), representing 15.1% of the outstanding shares of Common Stock and (ii) the other Reporting Persons (i.e., PSCM, PS Inc., PS Partner Group, ManagementCo and William A. Ackman) may be deemed to beneficially own an additional 18,852,064 shares (together with the Directly Held Shares, the "Subject Shares") owned by the Pershing Square Affiliated Funds, collectively representing approximately 46.7% of the outstanding shares of Common Stock, in each case based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in the cover pages of this Amendment 33 is hereby incorporated by reference into this Item 5. As of June 4, 2026, (i) PS HHH Holdings beneficially owned 9,000,000 shares of Common Stock (the "Directly Held Shares"), representing 15.1% of the outstanding shares of Common Stock and (ii) the other Reporting Persons (i.e., PSCM, PS Inc., PS Partner Group, ManagementCo and William A. Ackman) may be deemed to beneficially own an additional 18,852,064 shares (together with the Directly Held Shares, the "Subject Shares") owned by the Pershing Square Affiliated Funds, collectively representing approximately 46.7% of the outstanding shares of Common Stock, in each case based on 59,624,589 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q. PSCM, as the parent company of PS HHH Holdings, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Directly Held Shares, and as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to dispose or direct the disposition of the other Subject Shares. As the parent company of PSCM and pursuant to that certain Voting Proxy Agreement, dated as of August 5, 2025 and previously filed as Exhibit 99.38 to the Schedule 13D, PS Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As a significant shareholder of PS Inc., PS Partner Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the holder of majority voting power of PS Inc. and the managing member of PS Partner Group, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As (i) the Chief Executive Officer of PSCM and (ii) the Chief Executive Officer and Chairman of the Board of PS Inc., William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 and Item 5(b) of Amendment No. 33 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.44: Subscription Agreement, dated as of June 4, 2026, by and between Howard Hughes Holdings Inc., Pershing Square Holdings, Ltd. and Howard Hughes Insurance Holdings, LLC.

Exhibit 99.45: Certificate of Designations of the Preferred Stock, filed with the Secretary of State of the State of Delaware on June 4, 2026.

Exhibit 99.46: Registration Rights Agreement, dated as of June 4, 2026, by and between Howard Hughes Holdings Inc., Pershing Square Holdings, Ltd. and Howard Hughes Insurance Holdings, LLC.

Exhibit 99.47: Voting Proxy Agreement, dated as of June 4, 2026, by and between Pershing Square Inc., Pershing Square Capital Management, L.P., Pershing Square Holdings, Ltd.,PSH HHH Preferred Holding I, Ltd., PSH HHH Preferred Holding II, Ltd., PSH HHH Preferred Holding III, Ltd., PSH HHH Preferred Holding IV, Ltd., PSH HHH Preferred Holding V, Ltd., PSH HHH Preferred Holding VI, Ltd., PSH HHH Preferred Holding VII, Ltd., PSH HHH Preferred Holding VIII, Ltd., PSH HHH Preferred Holding IX, Ltd., PSH HHH Preferred Holding X, Ltd., PSH HHH Preferred Holding XI, Ltd., PSH HHH Preferred Holding XII, Ltd., PSH HHH Preferred Holding XIII, Ltd. and PSH HHH Preferred Holding XIV, Ltd.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (06/08/2026)
- Pershing Square HHH Holdings, LLC: /s/ William A. Ackman, Authorized Signatory (06/08/2026)
- Pershing Square Inc.: /s/ William A. Ackman, Authorized Signatory (06/08/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (06/08/2026)
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (06/08/2026)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (06/08/2026)